Exhibit 99.2
RECENT DEVELOPMENTS
      On April 27, 2007 Statoil announced that it has agreed to acquire Calgary-based North American Oil Sands Corporation (NAOSC) for an aggregate purchase price in cash of approximately USD 1.96 billion. NAOSC operates an area of 1,110 square kilometers of oil sands leases in the Athabasca region of Alberta, Canada. The all-cash offer has received the unanimous approval of NAOSC’s board of directors, and is expected to close in the second quarter of 2007, subject to regulatory approvals and NAOSC shareholder approval.
      On May 1, 2006, Statoil, in agreement with the other licensees of the field, temporarily ceased production of gas and condensate from the Kvitebjørn field in the North Sea. The temporary shut-down is intended to prevent an additional fall in the reservoir pressure thereby maintaining safe operations, and is expected to facilitate the drilling of more wells with a view to securing reserves and future production levels. It is anticipated that production will resume during the fourth quarter of 2007.
      On May 10, 2007, Statoil announced that it has revised its forecast for oil and gas production in 2007 to 1,150,000-1,200,000 barrels of oil equivalent per day based on an oil price of USD 60 per barrel, down from 1,300,000 barrels of oil equivalent per day. Statoil has indicated that the projected shortfall is largely due to delayed ramp up of new fields and delays in projects and production activities. As a direct consequence of the shortfall in production, Statoil expects that production costs per barrel of oil equivalent will increase to above NOK 30 per barrel in 2007.
      On May 14, 2007, Norsk Hydro announced that it has reduced its oil and gas production target for 2007 by 3.3 percent to 585,000 barrels of oil equivalent per day (boed), down from 605,000 boed.